

July 27, 2012

<u>Via E-mail to Evelyn Benson, Assistant</u>
Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Corporation
Suite 2100, 222 Third Avenue S.W.
Calgary, Alberta Canada T2P 0B4

> **Re: Pengrowth Energy Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-31253**

Dear Mr. Webster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for Fiscal Year Ended December 31, 2011</u>

<u>Appendix C</u>

<u>Financial Statements</u>

<u>Note 23. Reconciliation From Previous GAAP to IFRS, page 76</u>

1.   So that we may better understand the disclosures regarding your transition from Canadian GAAP to IFRS and your application therein, please explain to us:

   * How you considered and applied the mandatory exceptions to the retrospective application of other IFRSs as outlined in Appendix B of IFRS 1;

- How you considered and applied the exemptions for business combinations as outlined in Appendix C of IFRS 1; and

- How you considered and whether you elected to use any other exemptions outlined in Appendix D of IFRS 1, other than your election to use the deemed cost exemption in paragraph D1(c).

  Refer to Section II.D.1 within the International Practices Task Force Meeting Minutes from May 22, 2012 located at: http://www.thecaq.org/iptf/pdfs/highlights/2012May22IPTF-JointMeetinigHLs.pdf.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director